SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        BRAUVIN INCOME PROPERTIES L.P. 6
                            (Name of Subject Company)

   MACKENZIE PATTERSON , INC.; MP FALCON FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED
      HIGH YIELD INSTITUTIONAL FUND, L.P.; ACCELERATED HIGH YIELD PENSION
      INVESTORS, L.P.; ACCELERATED HIGH YIELD GROWTH FUND, L.P.; MP VALUE
           FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC;
              and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
  Christine Simpson                           Paul J. Derenthal, Esq.
  MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
  1640 School Street                          One Post Street, Suite 575
  Moraga, California  94556                   San Francisco, California  94104
  (925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                       Amount of
     Valuation*                                        Filing Fee

     $784,250                                          $156.85

* For purposes of calculating the filing fee only. Assumes the purchase of 1,568.5 Units at a purchase price equal to $500 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer by MP FALCON FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.; ACCELERATED HIGH YIELD GROWTH FUND, L.P.; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 1,568.5 Units of limited partnership interest (the "Units") in BRAUVIN INCOME PROPERTIES L.P. 6, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $500 per Unit, less the amount of any distributions declared or made with respect to the Units between February 9, 2001 (the "Offer Date") and March 19, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal would be assigned by all tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule.

     The Issuer had 7,842.5 Units issued and outstanding held by approximately 550 Unit holders as of December 31, 1999, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own an aggregate of 446 Units, or approximately 5.7% of the outstanding Units. The 1,568.5 Units subject to the Offer constitute approximately 20% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 8,446 Units or approximately 26% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $862,675 in aggregate purchase price, which the Purchasers will fund out of their current working capital.

The address of the Issuer's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated February 9, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated February 9, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February  9, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD GROWTH FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                                            Page

(a)(1)   Offer to Purchase dated February 9, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated February 9, 2001

(a)(4)   Advertisement